Exhibit 99.1

SiriusXM Canada Reports Strong Pre-merger Results

Revenue increased 18.9 percent compared to the same period prior year

EBITDA (excluding merger costs) improved $4.3 million

Total subscribers increased 16.6% to 1,927,200

TORONTO, July 13, 2011 /CNW/ - Canadian Satellite Radio Holdings Inc., ("SiriusXM Canada" or the "Company") (TSX: XSR), parent of XM Canada and Sirius Canada, today released its consolidated standalone financial results of XM Canada for the third quarter ended May 31, 2011 and the standalone financial results of Sirius Canada for its second quarter ended May 31, 2011. These financial results do not reflect the financial position of the merged entity but instead reflect the financial position of XM Canada and Sirius Canada Inc., as standalone entities for the period ended prior to the merger. All figures are in Canadian dollars unless otherwise stated.

Sirius Canada Second Quarter 2011 Financial Highlights
Quarter ended May 31, 2011 versus quarter ended May 31, 2010

•	Increased revenue by 19.1 per cent to $43.0 million from $36.1 million
•	Increased self-paying subscribers by 16.5 per cent to 866,430 from 744,000
•	EBITDA (excluding merger costs of $0.4 million) improved by $2.2 million or 43.1 per cent to $7.3 million from $5.1 million

XM Canada Third Quarter 2011 Financial Highlights
Quarter ended May 31, 2011 versus quarter ended May 31, 2010

•	Increased revenue by 18.7 per cent to $16.8 million from $14.1 million
•	Increased self-paying subscribers by 10.4 per cent to 457,800 from 414,500
•	EBITDA (excluding merger costs of $2.5 million) improved by $2.1 million or 56.4 per cent to ($1.6 million) from ($3.8 million)

"While both XM Canada and Sirius Canada's numbers are impressive on a standalone basis, the merged entity is currently expected to accelerate growth and profitability in a significant way going forward," said Mark Redmond, President and CEO of SiriusXM Canada.  "The combined entity now has over 1.9 million total subscribers placing SiriusXM Canada in the top tier of media and entertainment companies in Canada. We now have a company with revenues in excess of $200 million annualized and currently expect to realize synergies of approximately $20 million on an annualized basis over the next 18 months. Our seasoned management team and strong cash flow position us well for the future."

Recent Business Highlights

•
Following an April 11, 2011 ruling by the Canadian Radio-television and Telecommunications Commission (CRTC) that approved the proposed merger, on June 21, 2011, XM Canada, and Sirius Canada Inc., completed the merger transaction announced in November 2010. Operating as SiriusXM Canada, the newly merged entity has more than 1.9 million total subscribers and forms one of the country's leading media and entertainment companies.

•
The new combined entity is the leader in car audio entertainment with partnerships with every major automotive manufacturer and will be a Canadian leader in online streaming with mobile apps for all major smartphone platforms.

•	Coinciding with the merger closing, SiriusXM Canada closed its refinancing, as a result the merged entity now has a total of approximately $150 million in long term debt outstanding.

Results referenced above are on a combined basis without purchase accounting adjustments.

Financial Performance - Sirius Canada

Revenue increased by $6.9 million, or 19.1 per cent, to $43.0 million from $36.1 million for the second quarters of 2011 and 2010, respectively. The increase was attributable to the Company's growing subscriber base.

EBITDA (excluding merger costs of $0.4 million) improved by $2.2 million or 43.1 per cent to $7.3 million from $5.1 million in the second quarters of 2011 and 2010, respectively. EBITDA (excluding merger costs) improved compared to the same period in the prior year primarily due to a $6.9 million revenue improvement, lower marketing costs of $1.1 million offset by higher costs of revenue of $5.6 million and higher general and administrative costs of approximately $0.2 million. EBITDA, including merger costs, increased by $1.7 million or 33.3 per cent to $6.8 million from $5.1 million in second quarters of 2011 and 2010, respectively.

Sirius Canada had a total subscriber base of 1,266,000 subscribers as of its second quarter ended May 31, 2011.

Financial Performance - XM Canada

Revenue increased by $2.7 million, or 18.7 per cent, to $16.8 million from $14.1 million for the third quarters of 2011 and 2010, respectively. The increase was attributable to the Company's growing subscriber base and an increase in Average Monthly Subscription Revenue per Subscriber (ARPU).

EBITDA (excluding merger costs of $2.5 million) improved by $2.1 million or 56.4 per cent to ($1.6 million) from ($3.8 million) in third quarters of 2011 and 2010, respectively. EBITDA (excluding merger costs) improved compared to the same period in the prior year primarily due to a $2.7 million revenue improvement, lower general and administrative costs of approximately $0.6 million offset by higher marketing costs of $1.3 million. EBITDA, including merger costs, decreased by $0.4 million or 10.8 per cent to ($4.2 million) from ($3.8 million) in third quarters of 2011 and 2010, respectively.

XM Canada had a total subscriber base of 661,200 subscribers as of its third quarter ended May 31, 2011.

"As we move to the next quarter we look forward to reporting the combined results together and are excited by the opportunities for the Company going forward," added Michael Washinushi, CFO of SiriusXM Canada. "The merged entity now has a cash balance in excess of $20 million post closing, resulting in a stronger balance sheet."

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit. Please refer to the table below for a reconciliation of these non-GAAP measures.

About SiriusXM Canada
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as SiriusXM Canada. SiriusXM Canada is the country's leading audio entertainment company and broadcasts more than 120 satellite radio channels featuring premier sports, news, talk, entertainment and commercial-free music. SiriusXM Canada offers an array of content from the most recognized news and entertainment brands as well as from professional sports leagues including the NHL, NFL, MLB and CFL.

SiriusXM Canada programming is available on a variety of devices including pre-installed and after-market radios in cars, trucks and boats, smartphones and mobile devices, and consumer electronics products for homes and offices. Sirius XM Canada programming is also available online at www.sirius.ca and www.xmradio.ca and on Apple, BlackBerry and Android-powered mobile devices.

SiriusXM Canada has partnerships with every major automaker and its radio products are available at more than 3,000 retail locations nationwide.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact, including with respect to future operating performance and merger benefits and synergies. Although SiriusXM Canada believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. SiriusXM Canada's forward-looking statements are expressly qualified in their entirety by this cautionary statement. SiriusXM Canada makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in Canadian Satellite Radio Holdings Inc.'s filings with the Canadian securities regulators, available at www.sedar.com.

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED TO EBITDA (EXCLUDING MERGER COSTS)

EBITDA is defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative and foreign exchange gains and losses. EBITDA excluding merger costs is then calculated by deducting any merger related costs from EBITDA.

EBITDA (excluding merger costs) should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe EBITDA (excluding merger costs) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. EBITDA (excluding merger costs) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of EBITDA (excluding merger costs) may not be comparable to similarly titled measures of other companies.

EBITDA (excluding merger costs) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Third Quarter Ended May 31		Second Quarter Ended May 31
Reconciliation of profit (loss) before the undernoted to EBITDA (excluding merger costs)	XM		Sirius Canada
In ($000's)	2011	2010	2011	2010

Profit (loss) before the undernoted	(9,797)	(9,951)	6,010	4,431

Add back:
Amortization	5,627	6,189	795	619
EBITDA	(4,170)	(3,762)	6,805	5,050
Merger Costs	2,528	-	445	-
EBITDA (Excluding merger costs)	(1,642)	(3,762)	7,250	5,050

%CIK: 0001354901

For further information:

Investors
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

CO: SiriusXM Canada

CNW 17:33e 13-JUL-11